EXHIBIT 99.2

ABN 79 000 248 304

Directors

J.B.L. Heading (Chairman)

Dr. G.R. Collier (Chief Executive Officer and Managing Director)

K.J. Dart

R.V. Byrne

E.J. Schnee

Dr. D.M. Brown

P.O. Burns

P.J. Bradfield

Company Secretary

S.A. Cole

Registered Office

C/- Edmondson Turner & Co

439 Bay Street

Brighton, Vic 3186

(03) 9596 7522

Lawyers

McCullough Robertson

Level 12, Central Plaza Two

66 Eagle Street

Brisbane, Qld 4000

Greenberg Traurig

Metlife Building

200 Park Avenue

New York, NY 10166 USA

Investment Bankers

Global Markets Capital Group

Level 31

88 Phillip Street

Sydney, NSW 2000

Share Register

ASX Perpetual Registrars

Level 22

300 Queen Street

Brisbane, Qld 4000

(02) 8280 7454

Auditors

Ernst & Young

120 Collins Street

Melbourne, Vic 3000

Internet Address

www.chemgenex.com

CHEMGENEX PHARMACEUTICALS LIMITED —ANNUAL REPORT

Contents

Directors’ Report

Corporate Governance Statement

Statement of Financial Performance

Statement of Financial Position

Statement of Cash Flows

Notes to the Financial Statements

Directors’ Declaration

Independent Audit Report

ASX Additional Information

Directors’ Report

Your directors submit their report for the year ended June 30, 2005.

DIRECTORS

The names and details of the company’s directors in office during the financial year and until the date of this report are as follows.  Directors were in office for this entire period unless otherwise stated.

Names, qualifications, experience

Mr Brett Heading            B Com LLB(Hons) ASIA (Non-executive Chairman)

Mr Heading is an experienced corporate lawyer, a partner of McCullough Robertson for 20 years.  He specialises in capital raisings, mergers and acquisitions and board advice. He has a wide ranging client base in emerging companies in the biotechnology and agribusiness sectors. His government appointments include membership of the Takeovers Panel, the Legal Committee of the Corporations and Markets Advisory Committee and the Board of Taxation. During the past 3 years Mr Heading served as a director of the following ASX listed companies – Peplin Limited (from August 2000 to June 2004), Australian Cancer Technology Limited (from November 2004 to April 2005) and Village Life Limited (from October 2003 to April 2005). Age 49.

Doctor Greg Collier        B.Sc(Hons) PhD (Chief Executive Officer and Managing Director)

Dr. Collier is one of Australia’s leading biotechnology executives, and is credited with leading the transformation of the former Australian genomics company Autogen into the integrated international biopharmaceutical company ChemGenex Pharmaceuticals. As CEO of the company, Dr. Collier has overseen the partnering of major research programs, the $14 million acquisition of a private US biotechnology company and listing of the company’s securities on the NASDAQ exchange. Dr. Collier is recognized internationally as a leader who has guided his company along a value-creating path towards marketed products, and is a regular invited speaker at international research and biotechnology conferences. Age 47.

Mr Kevin Dart                  (Non-executive Director)

Mr Dart has extensive experience in bringing new technologies to the market over the last 10 years.  He has over 23 years experience in all aspects of the property industry as well as general investment and has been involved in listed and unlisted public companies over the last 16 years.  Mr Dart has extensive experience in mergers and acquisitions, takeovers, capital raisings and cross-border transactions in the USA, Hong Kong, United Kingdom and Japan. He was a founding director of the ASX listed companies Charter Pacific Corporation Limited (from February 1989) and Metal Storm Limited (from July 1999 to October 2003) and is a director of Monteray Group Limited (from August 2005). Age 54.

Mr Roger Byrne              LLB. (Non-executive Director)

Mr Byrne is a former partner of Clayton Utz with extensive experience as a corporate lawyer. Mr Byrne engaged in mergers and acquisitions, public capital raisings, private equity raisings and corporate structuring. He consults to several clients on technology, commercialisation and corporate legal issues and was a director of the ASX listed Monteray Group Limited (from April 2004 to August 2005).  Mr Byrne is a member of the Company’s Audit Committee. Age 43.

Mr Elmar Schnee             B.Com M.Mktg (Non-executive Director)

Mr Schnee is President of Global Ethical Pharmaceuticals of Merck KGaA, President of Merck Santé S.A.S. and a director of a number of other Merck KGaA companies and is Head of Commercial Ethicals for Merck KGaA. Mr Schnee has more than 20 years experience in the international pharmaceutical industry, with specific expertise in business development and marketing. Mr Schnee has a depth of understanding in product development and launch that will enhance the company’s position as it progresses with the commercialisation of its core technologies through alliances and in-house development. Age 46.

Doctor Dennis Brown     B.Sc M.A PhD (Executive Director, appointed September 29, 2004)

Dr. Brown has over 25 years experience in the biotechnology and biopharmaceutical industries with specific experience in cancer research and product development. Dr. Brown received his PhD. Degree from New York University, and held academic positions at Stanford University and Harvard University Medical School prior to beginning his industry career. Dr. Brown was a co-founder of Matrix Pharmaceutical Inc. and was the scientific founder of ChemGenex Therapeutics Inc. in 1999, shaping and leading the company’s clinical and early stage research programs. Age 56.

Mr Patrick Owen Burns           BA LLB (Hons) (Non-executive Director, appointed July 28, 2005)

Mr Burns has extensive experience as an executive and director in technology and venture capital organisations.  He is a director of firmView Inc.(from December 2003), Euclid Systems Corporation (from March 1998) and the ASX listed Progen Industries Limited (from March 1999).  Prior to this Mr Burns had over 25 years experience as a senior executive in the venture capital industry after practicing law in New York with Milbank, Tweed, Hadley & McCloy.  Mr Burns is a member of the Company’s Audit Committee.  Age 68.

Mr Peter Bradfield          LLB (Non-executive Director, appointed July 28, 2005)

Mr Bradfield is an experienced executive and director of Australian and international companies.  He is a former CEO of Energy Resources of Australia Limited and former Managing Director of the Elders Mining Group of companies.  Mr Bradfield also has substantial experience in the management of high technology platforms as a former director of the CSIRO and Cooperative Research Centres.  Mr Bradfield currently provides strategic marketing and development advice to a range of Australian and international clients and served as a director for the ASX listed Ticor Limited (from June 1998 to May 2004).  Mr Bradfield is a member of the Company’s Audit Committee. Age 63.

COMPANY SECRETARY

Mr Steven Cole

Mr Cole has a background in banking and finance and has over 20 years experience as company secretary and financial officer of listed and unlisted companies. During this time he has been involved in mergers and acquisitions, takeovers, company restructures, management buy-outs and cross-border transactions in a wide range of industry sectors. Mr Cole has extensive experience establishing new public companies, undertaking initial public offerings, public capital raisings and listings on the Australian Stock Exchange, and has been associated with the NASDAQ listing of Australian companies. Age 51

Interests in the shares and options of the company and related bodies corporate

As at the date of this report, the interests of the directors in the shares and options of ChemGenex Pharmaceuticals Limited were:

	Ordinary Shares	Options over Ordinary Shares
Mr J.B.L. Heading	100,000	—
Dr. G.R. Collier	—	3,800,000
Mr K.J. Dart	23,159,247	7,399,324
Mr R.V. Byrne	—	—
Mr E. J. Schnee	9,793,750	4,439,308
Dr. D. M. Brown (appointed 29/09/2004)	14,398,297	—
Mr P.J. Bradfield (appointed 28/07/2005)	—	—
Mr P.O. Burns (appointed 28/07/2005)	—	—

LOSS PER SHARE
Basic loss per share (cents per share)	(4.43)
Diluted loss per share (cents per share)	(4.43)

DIVIDENDS

The Directors do not recommend the payment of a dividend and no amount has been paid or declared by way of dividend since the end of the previous financial year and up to the date of this annual report.

CORPORATE INFORMATION

Corporate structure

ChemGenex Pharmaceuticals Limited is a company limited by shares that is incorporated and domiciled in Australia.  ChemGenex Pharmaceuticals Limited has prepared a consolidated financial report incorporating the entities that it controlled during the financial year.  These entities are – Autogen Research Pty Ltd and ChemGenex Pharmaceuticals Inc.  Both entities were 100% owned by ChemGenex Pharmaceuticals Limited for the entire financial year.

Nature of operations and principal activity

ChemGenex Pharmaceuticals Limited (“ChemGenex”) is an integrated biopharmaceutical development company with expertise in the discovery of new therapeutic targets and the development of drugs in the fields of cancer, metabolic syndrome (obesity and diabetes) and depression.

Employees

The consolidated entity employed 8 employees as at June 30, 2005 (2004: 8 employees).

REVIEW AND RESULTS OF OPERATIONS

Group Overview

History and development of the Company

The Company was founded in September 1958 as N & B Finance and Development Corporation. It was renamed the Kingsway Finance Group in August 1964 and then became Australia Wide Industries Limited in May 1986. Australia Wide Industries Limited listed on the Australian Stock Exchange (“ASX”) in July 1986 and operated for ten years as a listed mining and exploration company (ASX: AWI). The Company commenced biotechnology activities in July 1996 and changed its name to Autogen Limited (ASX: AGT) in May 1999. Autogen Limited, in turn, changed its name to AGT Biosciences Limited in March 2003 and then to ChemGenex Pharmaceuticals Limited (ASX: CXS) in June 2004. Biotechnology remains the focus of the Company’s activities.

The Company in its present form is the result of the merger of AGT Biosciences Limited and ChemGenex Therapeutics, Inc. which was approved by shareholders at a General Meeting on June 21, 2004 and concluded on the same date. ChemGenex seeks to develop targeted medicines for the treatment of cancer, diabetes, obesity and depression.  By focusing on validated targets in diseases with genetic components, ChemGenex seeks to bring targeted therapeutics to market that address chronic diseases with high unmet medical need.  The Company’s clinical pipeline of cancer drugs, coupled with its partnered discovery and development programs in diabetes and depression, provide it with a solid foundation to meet these objectives. The Company has two molecules in Phase 2/3 clinical trials in the U.S. and has a pipeline of pre-clinical anti-cancer compounds in development. Clinical programs are supported by a comprehensive technology platform that combines novel disease models with robust human genetics analyses to identify novel targets for complex diseases.

Business overview

The Company focuses on the development of novel therapeutic agents in three diseases: cancer, metabolic syndrome (which includes diabetes and obesity) and depression (which includes anxiety). Product development in the three disease areas is supported by four product development platforms: Gene-Based Target Discovery, Target Validation, Drug Discovery and Drug Development. The combination of these platforms is collectively known as the eXpress Technology Platform. In the field of cancer, ChemGenex currently has two small molecule drug candidates in Phase 2/3 human trials (Ceflatonin® and Quinamed®) and a broad pipeline of compounds and validated targets, including four pre-clinical cancer compounds (CXS299, CXS2101, CXS6001 and CXS273) and two early-stage discoveries identified in the Target Discovery program.  In the fields of metabolic syndrome and depression, the Company has partnered its Target Discovery and Target Validation capabilities with international pharmaceutical companies, has signed research and commercialisation agreements for four validated gene targets, and has discovered and protected by patent more than 60 other gene and protein targets.

Business strategy

The Company’s business strategy for growth and profitability is to discover, develop and commercialise novel therapeutics that address significant unmet needs in the pharmaceutical industry, based on the Company’s understanding of the genetic basis of disease.  The Company keeps its core competencies in-house (such as laboratory research management, pre-clinical work, clinical strategy and management), outsourcing the majority of laboratory research and all clinical testing to specialists, to minimize its infrastructure and fixed overhead costs.  In the area of gene-based discoveries, the Company seeks early partnering of discovery programs in order to share development costs and risks with partners and to ensure that programs are commercially and scientifically focused.  In the case of therapeutics, the Company intends to seek out joint venture or licensing partners for further development and commercialisation of its products following Phase II clinical evaluation.  This will allow ChemGenex to license its products before full regulatory approval is required to place the product in the market.  The goal in each case is to seek multinational partners with drug development milestones payable to the Company on completion of agreed targets and submission of regulatory documents and, eventually, payment or royalties on sales of commercialised products.  The expectation is that the size of the payments to the Company will vary depending on the size of the eventual market, the stage of development of the product concerned and the strength of the data that is generated prior to partnering.

Achievements

During the financial year the Company continued its research into Obesity and Diabetes targets and further progressed the Ceflatonin®  and Quinamed®  clinical trials in the United States of America. In addition the following milestones were achieved-

•                  Vernalis Partnership

In September 2004 the Company commenced a 12 month partnership agreement with leading UK biopharmaceutical company Vernalis plc to further develop its depression gene discovery and validation program. The agreement has a total potential value of $2 million. During the financial year $1.2 million was invoiced under the agreement with approximately $1 million included as revenue this year.

•                  NASDAQ Listing

After obtaining registration with the Securities and Exchange Commission the company received approval to list its securities on the NASDAQ SmallCap Market as American Depository Receipts (ADRs) under the ticker CXSP. Trading in ChemGenex ADRs commenced on June 28, 2005. Listing on NASDAQ, the largest U.S. electronic stock market, provides the company with increased access to US capital markets.

•                  Stragen Agreement

In June 2005 the Company entered into an alliance with the Swiss pharmaceutical manufacturer Stragen Pharma S.A. to accelerate the clinical development of Ceflatonin® , the Company’s lead anti-cancer therapeutic. ChemGenex and Stragen will combine to commence clinical trials in the second half of 2005, in an effort to obtain approval for Ceflatonin®  in the US, Europe, Australia and other territories.

Operating Results for the Year

The consolidated entity experienced a loss for the financial year of $4,693,269 .  The year end loss was reduced by approximately $2 million of acquisition costs associated with the merger transaction with ChemGenex Therapeutics Inc. which were expensed in the financial statements for the year ended June 30, 2004 due to uncertainty regarding the recoverability of related goodwill. Since that time the directors have commissioned an independent technical evaluation of the research assets and potential cash flows acquired with ChemGenex Therapeutics Inc. which determined a value in excess of the net purchase price ($14,994,624) and acquisition costs ($1,967,937) of the investment. In view of the technical valuation the Directors consider it appropriate to include the acquisition costs as part of the purchase price when determining the value of goodwill in Company’s financial statements.

Revenues for the 2005 fiscal year were $4,095,286, up 14 % on the previous year’s revenue.  Revenue increased due to increases in research revenue, predominantly from the Vernalis agreement and interest revenue.  Patent reimbursements decreased by $501,025.

Review of Financial Condition

Capital Structure

On July 14, 2004, the Company placed 13,009,244 ordinary shares at 48 cents each to major shareholders, Merck Sante’ and Queensland Investment Corporation, as well as institutional and sophisticated investors to raise $6,244,437 for working capital requirements and to progress the Phase I and II cancer programs for Quinamed® and Ceflatonin®. On November 23, 2004 this issue was ratified at the Annual Meeting of Shareholders together with the issue of 84,535 shares at 48 cents each to Topete Pty. Ltd. for services provided relating to the July 14, 2004 issue.

On January 24, 2005 a further 14,900,000 shares were issued to major shareholders as well as institutional and sophisticated investors at 55 cents each raising $8,195,000 for working capital requirements.

On February 14, 2005 the Company issued 25,000 shares upon the exercise of options previously issued under the Executive Share Option Plan. On February 21, 2005 the Company issued 50,543 shares at 64 cents each to the University of Texas MD Anderson Cancer Center in accordance with a Patent and Technology License Agreement related to clinical trials for Ceflatonin®.  The group has a sound capital structure and is carrying no debt.

Liquidity and Funding

Subsequent to a placement of ordinary shares as detailed above, the group had cash of $8,511,952 as at June 30, 2005.

Risk Management

The group takes a proactive approach to risk management.  The Board is responsible for ensuring that risks, and also opportunities, are identified on a timely basis and that the group’s objectives and activities are aligned with the risks and opportunities identified by the Board.

The group believes that it is crucial for all Board members to be a part of this process, and as such the board has not established a separate risk management committee.

The Board has a number of mechanisms in place to ensure that management’s objectives and activities are aligned with the risks identified by the Board.  These include the following:

•                  Board approval of a strategic plan, which encompasses the group’s vision, mission and strategy statements, designed to meet stakeholders’ needs and manage business risk.

•                  Implementation of Board approved operating plans and budgets and Board monitoring of progress against these budgets, including the establishment and monitoring of KPIs of both a financial and non-financial nature.

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

Shareholders’ equity increased to $24,387,320 from $14,745,081 at June 30, 2004, an increase of $9,642,239.  The movement was largely the result of the issue of ordinary shares as detailed above.

SIGNIFICANT EVENTS AFTER THE BALANCE DATE

On July 28, 2005 Peter Bradfield and Patrick Burns were appointed directors of the Company and became members of the Board’s Audit Committee.  The appointments ensure the Company complies with Section 10A of the Securities Exchange Act of 1934 requiring the Audit Committee to comprise of 3 members who meet the independence requirements of Section 10A.

LIKELY DEVELOPMENTS AND EXPECTED RESULTS

The directors expect that the 2005/6 financial year will be a period of consolidation during which the changes made in previous years will have their full impact.  The most significant areas for change will be:

•                  accelerated clinical trials for Quinamed®  and Ceflatonin®  and possible partnering of these lead therapeutics with a pharmaceutical or biotechnology partner;

•                  obtaining orphan drug status for Ceflatonin®

•                  progression of targets from the diabetes and obesity target discovery program to preclinical development stage ;

•                  expansion of the depression and anxiety target discovery program with Vernalis plc; and

•                  partnering of the novel satiation target for either therapeutic or over the counter (OTC) development and ongoing development of that program.

ENVIRONMENTAL REGULATION AND PERFORMANCE

The consolidated entity aims to ensure that the highest standard of environmental care is achieved.  The Board aims to ensure that the consolidated entity’s environmental policies are adhered to and to ensure that the consolidated entity is aware of and is in compliance with all relevant environmental legislation.  The consolidated entity’s operations are not subject to any significant environmental regulations under either Commonwealth or State legislation.

SHARE OPTIONS

Unissued shares

As at the date of this report, there were 27,533,526 unissued ordinary shares under options (27,198,526 at June 30, 2004).  Refer to note 13 of the financial statements for further details of the options outstanding.

Option holders do not have any right, by virtue of the option, to participate in any share issue of the company or any related body corporate or in the interest issue of any other registered scheme.

Shares issued as a result of the exercise of options

During the financial year 25,000 ordinary shares in ChemGenex Pharmaceuticals Limited were issued as a result of the exercise of options issued under the Executive Share Option Plan (“ESOP”) (nil in 2004). During the financial year 360,000 options (325,000 in 2004) were issued under the ESOP and no options previously issued under the ESOP were cancelled (50,000 in 2004). Since the end of the financial year no options have been exercised.

INDEMNIFICATION AND INSURANCE OF DIRECTORS AND OFFICERS

During and since the financial year, the company has paid premiums in respect of a contract insuring all the directors and officers of ChemGenex Pharmaceuticals Ltd against costs incurred in defending proceedings for conduct involving:

(a)           a wilful breach of duty; or

(b)           a contravention of sections 182 or 183 of the Corporations Act 2001,

as permitted by section 199B of the Corporations Act 2001.

REMUNERATION REPORT

This report outlines the remuneration arrangements in place for directors and executives of ChemGenex Pharmaceuticals Limited (the company)

Remuneration philosophy

The performance of the company depends upon the quality of its directors and executives.  To prosper, the company must attract, motivate and retain highly skilled directors and executives.

Remuneration policy

The Board of Directors is responsible for determining and reviewing compensation arrangements for the directors, the chief executive officer and the executive team.  In accordance with best practice corporate governance, the structure of non-executive director and senior manager remuneration is separate and distinct.

Non-executive director remuneration

Objective

The Board seeks to set aggregate remuneration at a level which provides the company with the ability to attract and retain directors of the highest calibre, whilst incurring a cost which is acceptable to shareholders.

Structure

The Constitution and the ASX Listing Rules specify that the aggregate remuneration of non-executive directors shall be determined from time to time by a general meeting.  An amount not exceeding the amount determined is then divided between the directors as agreed.

The amount of aggregate remuneration sought to be approved by shareholders and the manner in which it is apportioned amongst directors is reviewed annually.  The board considers the fees paid to non-executive directors of comparable companies when undertaking the annual review process.

Each non-executive director receives a fee for being a director of the company.

Senior manager and executive remuneration

Objective

The company aims to reward executives with a level and mix of remuneration commensurate with their position and responsibilities within the company and so as to:-

•                  reward executives for company performance against target;

•                  align the interests of executives with those of shareholders;

•                  link reward with the strategic goals and performance of the company; and

•                  ensure total remuneration is competitive by market standards.

Structure

The Board assesses the appropriateness of the nature and amount of emoluments of such officers on a periodic basis by reference to relevant employment market conditions with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality executive team.  Such officers are given the opportunity to receive their base emolument in a variety of forms including cash and fringe benefits such as motor vehicles and expense payment plans.  It is intended that the manner of payment chosen will be optimal for the recipient without creating undue cost for the company.

To assist in achieving these objectives, the Board links the nature and amount of executive directors’ and officers’ emoluments to the company’s financial and operational performance.  All senior executives have the opportunity to qualify for participation in the Employee Option Plan which currently provides incentives where specified criteria are met including criteria relating to profitability, cash flow, share price growth and environmental performance.  Details regarding the issue of share options under this plan are provided in note 17 to the financial statements.

Details of the nature and amount of each element of the emolument of each director of the company and each of the five executive officers of the company and the consolidated entity receiving the highest emolument for the financial year are as follows:

Emoluments* of directors of ChemGenex Pharmaceuticals Limited

	Annual			Long Term Emoluments
	Emoluments			Options@
	Base Fee	Other	Termination & Similar Payments	Number granted	$ Amortised cost	% of Remuneration	Superannuation	Total
	$	$	$				$	$
J.B.L. Heading	65,000	—	—	—	—	—	—	65,000
Dr. G.R. Collier	414,882	3,834	—	—	278,104	37.8	38,702	735,522
K.J. Dart	50,000	—	—	—	—	—	4,500	54,500
R.V. Byrne	50,000	—	—	—	—	—	4,500	54,500
E.J. Schnee	50,000	—	—	—	—	—	—	50,000
Dr. D.M. Brown (appointed 29/09/2004)	265,516	18,666	—	—	—	—	—	284,182

Emoluments* of the five most highly paid executive officers# of the company and the consolidated entity

	Annual			Long Term Emoluments
	Emoluments			Options@
	Base Fee	Other	Termination & Similar Payments	Number granted	$ Amortised cost	% of Remuneration	Superannuation	Total
	$	$	$				$	$
H. Pedersen	255,985	11,120	—	—	—	—	—	267,105
Dr J. Campbell	159,223	—	—	100,000	40,000	18.7%	14,330	213,553
T. Herbert	199,137	10,295	—	—	—	—	—	209,432
S. Michaels	119,482	9,140	—	—	—	—	—	128,622
E. Merrigan	94,154	—	—	25,000	10,000	8.9%	8,425	112,579

Notes

The terms ‘director’ and ‘officer’ have been treated as mutually exclusive for the purposes of this disclosure.

*	The elements of emoluments have been determined on the basis of the cost to the company and the consolidated entity.
#	Executives are those directly accountable and responsible for the operational management and strategic direction of the company and the consolidated entity.
@

The company uses the fair value measurement provisions of AASB 1046 “Director and Executive Disclosures for Disclosing Entities” and the pending AASB 2 “Share-based Payment” prospectively for all options granted to directors and relevant executives, which have not vested as at July 1, 2004. The fair value of such grants is being amortised and disclosed as part of director and executive emoluments on a straight-line basis over the vesting period. No adjustments have been or will be made to reverse amounts previously disclosed in relation to options that never vest (i.e., forfeitures).

From July 1, 2004, options granted as part of director and executive emoluments have been valued using the Black Scholes option pricing model, which takes account of factors including the option exercise price, the current level and volatility of the underlying share price, the risk-free interest rate, expected dividends on the underlying share, current market price of the underlying share and the expected life of the option. See next page for further details

Fair values of options:

The fair value of each option is estimated on the date of grant using Black Scholes option pricing model with the following weighted average assumptions used for grants made during the 2005 financial year:

Dividend yield	0%
Expected volatility	65%
Risk-free interest rate at issue date	5.17%
Life of option	5.25	years

The dividend yield reflects the assumption that the current dividend payout will continue with no anticipated increases. The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome.

The resulting weighted average fair values per option for those options vesting after July 1, 2003 are:

Number of options	Grant date	Vesting date	Weighted average fair value
			$
300,000	November 21, 2003	November 21, 2003	0.34
310,000	November 21, 2003	November 21, 2003	0.36
1,000,000	June21, 2004	June 21, 2004	0.35
1,000,000	June 21, 2004	June 21, 2006	0.35
500,000	June 21, 2004	June 21, 2007	0.35
500,000	June 21, 2004	June 21, 2008	0.35
360,000	21 December, 2004	December 21, 2004	0.40

Currently, these fair values are not recognised as expenses in the financial statements.  However, should these grants be expensed, they would be amortised over the vesting periods resulting in an increase in employee benefits expense of $422,104 for the 2005 financial year (2004: $166,132).  Note that no adjustments to these amounts have been made to reflect estimated or actual forfeitures (i.e. options that do not vest)

Employment contracts

The CEO, Dr Greg Collier, is employed under contract.  The current employment contract commenced on July 1, 2003 and terminates on June 30, 2008, at which time the company may choose to commence negotiation to enter into a new employment contract with Dr Collier.  Under the terms of the present contract:-

•                  Dr Collier may resign from his position and thus terminate this contract by giving 6 months written notice.

•                  The company may terminate this employment agreement by providing 6 months written notice or provide payment in lieu of the notice period.

•                  The company may terminate the contract at any time without notice if serious misconduct has occurred.  Where termination with cause occurs the CEO is only entitled to remuneration up to the date of termination.

All other executives are employed under contracts which have a term of 12 months and provide for termination, by either party, with 3 months notice.

DIRECTORS’ MEETINGS

The number of meetings of directors (including meetings of committees of directors) held during the year and the number of meetings attended by each director was as follows:

	Meetings of Committees
	Directors’ Meetings		Audit Committee Meetings
	Eligible to Attend	Meetings Attended	Eligible to Attend	Meetings Attended
Number of meetings attended:
J.B.L. Heading	6	5	2	2
Dr. G.R. Collier	6	6	—	—
K.J. Dart	6	6	2	2
R.V. Byrne	6	6	2	2
E.J. Schnee*	6	3	—	—
Dr. D. M. Brown (appointed 29/09/2004)#	5	5	—	—

Notes

During the year ended June 30, 2005, a total of 13 Circular Resolutions of the Directors were also passed.

*               Because Mr Schnee resides in France it is difficult for him to attend Board meetings in person.  Pursuant to S248A of the Corporations Act a number of decisions have been passed by circulating resolutions.  Mr Schnee has participated in three meetings electronically and in 13 circulating resolutions.

#               Because Dr. Brown resides in the United States of America it is difficult for him to attend Board meetings in person.  Dr. Brown has participated in five meetings electronically and in 7 circulatory resolutions.

Committee membership

As at the date of this report the company has an Audit Committee, the members of the Board on the committee during the year were:

J.B.L. Heading (retired 28/7/05)	R.V. Byrne	K.J. Dart (retired 28/7/05)	P.O. Burns (appointed 28/7/05)	P.J. Bradfield (appointed 28/7/05)

AUDITOR INDEPENDENCE AND NON-AUDIT SERVICES

The directors received a declaration from the auditor of ChemGenex Pharmaceuticals Limited which is included on the next page of this Annual Report..

The following non-audit services were provided by the entity’s auditor, Ernst & Young.  The directors are satisfied that the provision of non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act.  The nature and scope of each type of non-audit service provided means that auditor independence was not compromised.

Ernst & Young received or are due to receive the following amounts for the provision of non-audit services:

Taxation services	$12,000

Hand-over advice to independent auditors of ChemGenex Therapeutics Inc.	$17,709

CORPORATE GOVERNANCE

In recognising the need for the highest standards of corporate behaviour and accountability, the directors of ChemGenex Pharmaceuticals Limited support and have adhered to the principles of corporate governance. The company’s corporate governance statement is contained in pages 11 to 13 of this Annual Report.

Signed in accordance with a resolution of the directors.

Prof G.R. Collier
Director
Melbourne, September 23, 2005

Ernst & Young

120 Collins Street

Melbourne VIC 3000

Australia

GPO Box 67

Melbourne VIC 3001

Tel 61 3 9288 8000

Fax 61 3 9654 6166

DX 293 Melbourne

Auditor’s Independence Declaration to the Directors of ChemGenex Pharmaceuticals Limited

In relation to our audit of the financial report of ChemGenex Pharmaceuticals Limited for the year ended 30 June

2005, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

D R McGregor	Ernst & Young
Partner

Melbourne
September 23, 2005

Corporate Governance Statement

The Board of Directors of ChemGenex Pharmaceuticals Limited is responsible for the corporate governance of the consolidated entity.  The Board guides and monitors the business and affairs of ChemGenex Pharmaceuticals Limited on behalf of the shareholders by whom they are elected and to whom they are accountable.

The format of the Corporate Governance Statement has changed in comparison to the previous year due to the introduction of the Australian Stock Exchange Corporate Governance Council’s (the Council’s) “Principles of Good Corporate Governance and Best Practice Recommendations” (the Recommendations). In accordance with the Council’s recommendations, the Corporate Governance Statement must now contain certain specific information and must disclose the extent to which the company has followed the guidelines during the period. Where a recommendation has not been followed, that fact must be disclosed, together with the reasons for the departure.  ChemGenex Pharmaceuticals Limited’s Corporate Governance Statement is now structured with reference to the Council’s principles and recommendations, which are as follows:

Lay solid strategic development foundations for management and oversight

Structure the board to add value

Promote ethical and responsible decision making

Safeguard integrity in financial reporting

Make timely and balanced disclosure of information

Respect the rights of all shareholders

Recognise and manage risk

Encourage enhanced performance in all aspects of business

Remunerate fairly and responsibly

Recognise the legitimate interests of stakeholders

ChemGenex Pharmaceuticals Limited’s corporate governance practices were in place throughout the year ended June 30, 2005 and were fully compliant with the Council’s best practice recommendations.

For further information on corporate governance policies adopted by ChemGenex Pharmaceuticals Limited, refer to our website:

www.chemgenex.com

Structure of the Board

The skills, experience and expertise relevant to the position held by each director in office at the date of the annual report is included in the Directors’ Report on page 1. Directors of ChemGenex Pharmaceuticals Limited are considered to be independent when they are independent of management and free from any business or other relationship that could materially interfere with – or could reasonably be perceived to materially interfere with – the exercise of their unfettered and independent judgement.

In the context of director independence, “materiality” is considered from both the company and individual director perspective. The determination of materiality requires consideration of both quantitative and qualitative elements. An item is presumed to be quantitatively immaterial if it is equal or less than 5% of the appropriate base amount. It is presumed to be material (unless there is qualitative evidence to the contrary) if it is equal to or greater than 10% of the appropriate base amount. Qualitative factors considered include whether a relationship is strategically important, the competitive landscape, the nature of the relationship and the contractual or other arrangements governing it and other factors which point to the actual ability of the director in question to shape the direction of the company’s loyalty.

In accordance with the definition of independence above, and the materiality thresholds set, the following directors of ChemGenex Pharmaceuticals Limited are considered to be independent:

Name	Position

J.B.L. Heading	Chairman, Non-Executive Director

R.V. Byrne	Non-Executive Director

P.O. Burns	Non-Executive Director

P.J. Bradfield	Non-Executive Director

There are procedures in place, agreed by the board, to enable directors, in furtherance of their duties, to seek independent professional advice at the company’s expense.

The term in office held by each director in office at June 30, 2005 is as follows:

Name	Term in office

J.B.L. Heading	3 years

Prof G.R. Collier	3 years

K.J. Dart	3 years

R.V. Byrne	2 years

E.J. Schnee	1.5 years

Dr. D. M. Brown	0.75 years

For additional details regarding board appointments, please refer to our website. www.chemgenex.com

Audit Committee

The Board has established an audit committee, which operates under a charter approved by the Board.  It is the Board’s responsibility to ensure that an effective internal control framework exists within the entity.  This includes internal controls to deal with both the effectiveness and efficiency of significant business processes, the safeguarding of assets, the maintenance of proper accounting records, and the reliability of financial information as well as non-financial considerations such as the benchmarking of operational key performance indicators.  The Board has delegated the responsibility for the establishment and maintenance of a framework of internal control and ethical standards for the management of the consolidated entity to the audit committee.

The committee also provides the board with additional assurance regarding the reliability of financial information for inclusion in the financial reports.  All members of the audit committee are non-executive directors.

The members of the audit committee during the year were:

J.B.L. Heading	(retired 28/7/05)

K.J. Dart	(retired 28/7/05)

R.V. Byrne

P.O. Burns	(appointed 28/7/05)

P.J. Bradfield	(appointed 28/7/05)

Qualifications of audit committee members

J.B.L. Heading has been a partner of McCullough Robertson solicitors for 19 years and has extensive experience in the area of corporate law.  He is a member of the Takeovers Panel, the Legal Committee of the Corporations and Markets Advisory Committee and the Board of Taxation.  He was also a director of another listed company where as part of his role, he served as a member on the audit committee.

K.J. Dart has 16 years experience as chief executive officer of Charter Pacific Corporation Limited and has extensive experience in other public companies where as part of his role he has served as a member on audit committees.

R.V. Byrne has over 15 years experience as a corporate lawyer who retired as a partner from Clayton Utz in 2002. Mr Byrne engaged in mergers and acquisitions, public capital raisings, private equity raisings and corporate structuring.

P.O. Burns has over 40 years experience as a corporate lawyer, senior executive and director of public and private companies.

P.J. Bradfield has over 30 years experience as a senior executive and director of public and private companies.

For details on the number of meetings of the audit committee held during the year and the attendees at those meetings, refer to page 9 of this Annual Report.

Performance

The performance of the board and key executives is reviewed regularly against both measurable and qualitative indicators.  The performance criteria against which directors and executives are assessed is aligned with the financial and non-financial objectives of ChemGenex Pharmaceuticals Limited. Directors whose performance is consistently unsatisfactory may be asked to retire.

Remuneration

It is the company’s objective to provide maximum stakeholder benefit from the retention of a high quality board and executive team by remunerating directors and key executives fairly and appropriately with reference to relevant employment market conditions. To assist in achieving this objective, the Board links the nature and amount of executive directors’ and officers’ emoluments to the company’s financial and operational performance. The expected outcomes of the remuneration structure are:

•                  Retention and motivation of key executives

•                  Attraction of quality management to the company

•                  Performance incentives which allow executives to share the rewards of the success of ChemGenex Pharmaceuticals Limited

For details on the amount of remuneration and all monetary and non-monetary components for each of the five highest-paid (non-director) executives during the year and for all directors, refer to page 7 of this Annual Report.  In relation to the payment of bonuses, options and other incentive payments, discretion is exercised by the board, having regard to the overall performance of ChemGenex Pharmaceuticals Limited and the performance of the individual during the period.

There is no scheme to provide retirement benefits, other than statutory superannuation, to non-executive directors.

The Board is responsible for determining and reviewing compensation arrangements for the directors themselves and the chief executive officer and the executive team.

Statement of Financial Performance

		CONSOLIDATED		PARENT ENTITY
YEAR ENDED JUNE 30, 2005	Notes	2005	2004	2005	2004
		$	$	$	$
REVENUES FROM ORDINARY ACTIVITIES
Research revenue	2	3,527,312	2,885,349	—	—
Interest revenue	2	266,987	80,828	266,918	80,828
Exchange rate benefit	2	—	24,153	—	24,153
Patent Reimbursement	2	104,085	605,110	—	—
Reimbursement of indirect NASDAQ listing expenses		196,902	—	196,902	—
TOTAL REVENUE		4,095,286	3,595,440	463,820	104,981
COSTS AND EXPENSES
Research and development expenditure	3	(4,621,406)	(4,515,319)	(64,034)	—
Administration costs		(787,531)	(2,124,035)	(380,925)	(2,122,556)
NASDAQ listing expenses		(911,578)	—	(911,578)	—
Employee costs		(2,226,417)	(828,443)	(1,173,617)	(807,454)
Scientific advisory board costs		(125,763)	(143,817)	—	—
Patent Costs		(446,527)	(472,864)	—	—
Legal costs		(105,945)	(123,619)	(98,625)	(123,619)
Depreciation	3	(269,937)	(257,596)	(258,221)	(257,095)
Amortisation	3	(848,128)	(30,811)	—	—
Travel expenses		(240,340)	(56,718)	(43,847)	(56,718)
Accounting and audit costs		(129,208)	(181,283)	(129,208)	(181,283)
Exchange Rate Loss		(43,712)	—	(39,757)	—
Adjustment to carrying cost of goodwill	15d	1,967,937	—	—	—
Borrowing costs expense		—	(12)	—	—
Doubtful debts expense	3	—	—	(2,847,034)	(1,437,425)
TOTAL EXPENSES		(8,788,555)	(8,734,517)	(5,946,846)	(4,986,150)
LOSS FROM ORDINARY ACTIVITIES BEFORE INCOME TAX EXPENSE		(4,693,269)	(5,139,077)	(5,483,026)	(4,881,169)

INCOME TAX EXPENSE RELATING TO ORDINARY ACTIVITIES		—	—	—	—

LOSS FROM ORDINARY ACTIVITIES AFTER INCOME TAX EXPENSE		(4,693,269)	(5,139,077)	(5,483,026)	(4,881,169)

NET LOSS ATTRIBUTABLE TO MEMBERS OF PARENT ENTITY		(4,693,269)	(5,139,077)	(5,483,026)	(4,881,169)

TOTAL CHANGES IN EQUITY OTHER THAN THOSE RESULTING FROM TRANSACTIONS WITH OWNERS AS OWNERS ATTRIBUTABLE TO MEMBERS OF CHEMGENEX PHARMACEUTICALS LTD		(4,693,269)	(5,139,077)	(5,483,026)	(4,881,169)

Basic loss per share (cents per share)	19	(4.43)	(8.91)
Diluted loss per share (cents per share)	19	(4.43)	(8.91)

Statement of Financial Position

		CONSOLIDATED		PARENT ENTITY
AT JUNE 30, 2005	Notes	2005	2004	2005	2004
		$	$	$	$
CURRENT ASSETS

Cash assets	15	8,511,952	941,785	8,310,806	806,408
Receivables	5	381,527	30,440	381,527	13,612
Prepayments	6	163,373	88,622	141,106	65,018
TOTAL CURRENT ASSETS		9,056,852	1,060,847	8,833,439	885,038

NON-CURRENT ASSETS

Other financial assets	8	—	—	15,120,002	15,120,002
Plant and equipment	10	587,022	841,741	569,115	817,487
Intangible assets	11	16,083,622	14,963,813	—	—

TOTAL NON-CURRENT ASSETS		16,670,644	15,805,554	15,689,117	15,937,489
TOTAL ASSETS		25,727,496	16,866,401	24,522,556	16,822,527

CURRENT LIABILITIES

Payables	12	1,340,176	2,121,320	728,019	1,880,472

TOTAL LIABILITIES		1,340,176	2,121,320	728,019	1,880,472
NET ASSETS		24,387,320	14,745,081	23,794,537	14,942,055

EQUITY

Parent entity interest
Contributed equity	13	84,592,891	70,257,383	84,592,891	70,257,383
Reserves	14	11,665,865	11,665,865	11,665,865	11,665,865
Retained profits	14	(71,871,436)	(67,178,167)	(72,464,219)	(66,981,193)
TOTAL EQUITY		24,387,320	14,745,081	23,794,537	14,942,055

Statement of Cash Flows

		CONSOLIDATED		PARENT ENTITY
YEAR ENDED JUNE 30, 2005	Notes	2005	2004	2005	2004
		$	$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Proceeds from research revenue		3,618,233	3,557,486	—	—
Payments to suppliers and employees		(10,562,419)	(5,861,420)	(4,128,221)	(888,602)
Interest received	2	266,987	80,828	226,918	80,828
NET CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES	15(a)	(6,677,199)	(2,223,106)	(3,901,303)	(807,774)
CASH FLOWS FROM INVESTING ACTIVITIES
Cash received on acquisition of subsidiary	15(d)	—	113,284	—	—
Purchase of plant and equipment	10	(15,218)	(7,560)	(9,849)	(7,560)
NET CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES		(15,218)	105,724	(9,849)	(7,560)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issues of ordinary shares	13(b)	14,262,584	—	14,262,584	—
Payment to controlled entities	3, 15(a)	—	—	(2,847,034)	(1,437,425)
NET CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES		14,262,584	—	11,415,550	(1,437,425)
NET INCREASE/(DECREASE) IN CASH HELD		7,570,167	(2,117,382)	7,504,398	(2,252,759)
Add opening cash brought forward		941,785	3,059,167	806,408	3,059,167
CLOSING CASH CARRIED FORWARD	15(b)	8,511,952	941,785	8,310,806	806,408

Notes to the Financial Statements

JUNE 30, 2005

1.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)           Basis of accounting

The financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001 including applicable Accounting Standards. Other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) have also been complied with.

The financial report has been prepared in accordance with the historical cost convention.

(b)           Changes in accounting policies

The accounting policies adopted are consistent with those of the previous year.

(c)           Principles of consolidation

The consolidated financial statements are those of the consolidated entity, comprising Parent Entity (the parent company) and all entities that Parent Entity controlled from time to time during the year and at reporting date.

Information from the financial statements of subsidiaries is included from the date the parent company obtains control until such time as control ceases.  Where there is loss of control of a subsidiary, the consolidated financial statements include the results for the part of the reporting period during which the parent company has control.

Subsidiary acquisitions are accounted for using the purchase method of accounting.

When subsidiaries have adopted accounting policies or reporting periods that differ to the consolidated entity, adjustments and or interim accounts are used to bring those financial statements substantially into line with the consolidated entity.

All intercompany balances and transactions, including unrealised profits arising from intra-group transactions, have been eliminated in full.  Unrealised losses are eliminated unless costs cannot be recovered

(d)           Foreign currencies

Translation of foreign currency transactions

Transactions in foreign currencies are converted to local currency at the rate of exchange ruling at the date of the transaction.

Foreign currency monetary items that are outstanding at the reporting date are translated using the spot rate at the end of the financial year.

All exchange differences arising on settlement or re-statement are recognised as revenues and expenses for the financial year.

Translation of financial reports of overseas operations

The operations of the 100% owned overseas subsidiary are deemed integrated, as it is financially and operationally dependent on the Parent Entity.  The financial reports of overseas operations are translated as at the reporting date using the temporal method and any exchange differences are recognised in the Statement of Financial Performance in the reporting period in which they arise.

(e)           Cash and cash equivalents

Cash on hand and in banks and short-term deposits are stated at nominal value.

For the purposes of the Statement of Cash Flows, cash includes cash on hand and in banks

(f)            Receivables

Trade receivables are recognised and carried at original invoice amount less a provision for any uncollectible debts.  An estimate for doubtful debts is made when collection of the full amount is no longer probable.  Bad debts are written-off as incurred.

(g)           Plant and equipment

Cost and valuation

Plant and equipment is carried at cost less accumulated depreciation.

Where assets have been revalued, the potential effect of capital gains tax on disposal has not been taken into account in the determination of the revalued carrying amount.  Where it is expected that a liability for capital gains tax will arise, this expected amount is disclosed by way of note.

Depreciation

Depreciation is provided on a straight-line basis on all plant and equipment.

Major depreciation periods are:

Plant and equipment:

• research equipment	5-7 years
• office equipment	3-13 years

(h)           Leases

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

Operating leases

The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense on a straight-line basis.

The lease incentive liability in relation to the non-cancellable operating lease is being reduced on an imputed interest basis over the lease term (5 years) at the interest rate implicit in the lease.

Contingent rentals are recognised as an expense in the financial year in which they are incurred.

Finance leases

Leases which effectively transfer substantially all of the risks and benefits incidental to ownership of the leased item to the group are capitalised at the present value of the minimum lease payments and disclosed as property, plant and equipment under lease.  A lease liability of equal value is also recognised.

Capitalised lease assets are depreciated over the shorter of the estimated useful life of the assets and the lease term.  Minimum lease payments are allocated between interest expense and reduction of the lease liability with the interest expense calculated using the interest rate implicit in the lease and recognised directly in net profit.

The cost of improvements to or on leasehold property is capitalised, disclosed as leasehold improvements, and amortised over the unexpired period of the lease or the estimated useful lives of the improvements, whichever is the shorter.

(i)            Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of identifiable net assets acquired at the time of acquisition of a business or shares in a controlled entity.  Under current Australian Accounting Standards goodwill is amortised over 20 years.

(j)            Recoverable amount of non-current assets

Non-current assets are written down to recoverable amount if the carrying value of any non-current asset exceeds the recoverable amount. In determining the recoverable amount of non-current assets, expected future cash flows are discounted to their present value.

Research and development costs

Research and development costs are expensed as incurred.

(k)          Payables

Liabilities for trade creditors and other amounts are carried at cost which is fair value of the consideration to be paid in the future for goods and services, whether or not billed to the company.

(l)            Provisions

Provisions are recognised when the economic entity has a legal, equitable or constructive obligation to make a future sacrifice of economic benefits to other entities as a result of past transactions or other past events, it is probable that a future sacrifice of economic benefits will be required and a reliable estimate can be made of the amount of the obligation.

(m)          Contributed equity

Issued and paid up capital is recognised at the fair value of the consideration received by the company.

Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

(n)           Revenue recognition

Research revenue

Contracts which do not specify milestone payments-

Revenues under research collaboration agreements which do not specify milestone payments are recognised as earned on a straight-line basis over the life of the respective agreement as this reflects the level of effort required over the performance period. These agreements are performed on a “best efforts” basis with no guarantees of either technological or commercial success. Project funding received in advance of the period in which the associated research efforts are performed is included as deferred revenue.

Contracts which specify milestone payments-

Revenues from milestone payments related to research collaboration agreements under which the Company has no continuing performance obligations are recognised upon achievement of the related milestone, which represents the culmination of the earnings process. Revenues from milestone payments related to research collaboration agreements under which the Company has continuing performance obligations are recognised as revenue upon achievement of the milestone only if all of the following conditions are met: the milestone payments are non-refundable, substantive effort is involved in achieving the milestone, and the amount of the milestone is reasonable in relation to the effort expended or the risk associated with the achievement of the milestone. If any of these conditions are not met, revenue from the milestone payment is deferred and recognised only when the collaborating party confirms that the performance obligations have been met.

Interest

Interest income is recognised as it accrues.

Patent reimbursement

Patent reimbursement comprises amounts received in accordance with partnership agreements for patent costs incurred in conjunction with specified research projects. The revenue is recognised when reimbursable expenses are incurred and approval has been obtained in accordance with the agreement.

Asset Sales

The gross proceeds of asset sales are included as revenue of the consolidated entity.  The profit or loss on disposal of assets is brought to account at the date an unconditional contract of sale is signed.

(o)           Taxes

Income taxes

Tax-effect accounting is applied using the liability method whereby income tax is regarded as an expense and is calculated on the accounting profit after allowing for permanent differences.  To the extent timing differences occur between the time items are recognised in the financial statements and when items are taken into account in determining taxable income, the net related taxation benefit or liability, calculated at current rates, is disclosed as a future income tax benefit or a provision for deferred income tax.

The net future income tax benefit relating to tax losses is not carried forward as an asset unless the benefit is virtually certain of being realised. The future income tax benefit relating to timing differences is not carried forward as an asset unless its realisation is assured beyond reasonable doubt or, in the case where tax losses exist, realisation is virtually certain.

Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of GST except:

•                  where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

•                  receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the Statement of Financial Position.

Cash flows are included in the Statement of Cash Flows on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

(p)           Employee benefits

Provision is made for employee benefits accumulated as a result of employees rendering services up to the reporting date.  These benefits include wages and salaries and annual leave.

Liabilities arising in respect of wages and salaries, annual leave, and any other employee benefits expected to be settled within twelve months of the reporting date are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled.  All other employee benefit liabilities are measured at the present value of the estimated future cash outflow to be made in respect of services provided by employees up to the reporting date.  In determining the present value of future cash outflows, the interest rates attaching to government guaranteed securities which have terms to maturity approximating the terms of the related liability are used.

Employee entitlement expenses arising in respect of the following:

•                  wages and salaries, non-monetary benefits, annual leave,  and other leave benefits; and

•                  other types of employee benefits

are recognised against profits on a net basis in their respective categories.

The value of the equity-based compensation scheme described in note 17 is not being recognised as an employee benefits expense.

All superannuation contributions are expensed as and when they fall due, and they are recognised against profits as employee costs.

(q)           Loss per share

Basic loss per share is determined by dividing the loss from ordinary activities after income tax by the weighted average number of ordinary shares, outstanding during the period.

The computation of diluted loss per share is similar to basic loss per share, except that it assumes the potentially dilutive securities, such as share options, were converted to shares as of the beginning of the period. For all periods presented, diluted loss per share is equivalent to basic loss per share as the potentially dilutive securities are excluded from the computation of diluted loss per share because the effect is ant-dilutive.

(r)           Comparatives

Where necessary, comparatives have been reclassified and repositioned for consistency with current year disclosures.

2.   REVENUE FROM ORDINARY ACTIVITIES

		CONSOLIDATED		PARENT ENTITY
JUNE 30, 2005	Notes	2005	2004	2005	2004
		$	$	$	$
Revenues from operating activities
Research revenue		3,527,312	2,885,349	—	—
Interest received		266,987	80,828	266,918	80,828
Exchange rate benefit		—	24,153	—	24,153
Patent Reimbursement		104,085	605,110	—	—
Total revenues from operating activities		3,898,384	3,595,440	266,918	104,981

Revenues from non-operating activities		—	—	—	—
Reimbursement of indirect NASDAQ listing expenses		196,902	—	196,902	—
Total revenues from non-operating activities		196,902	—	196,902	—

Total revenues from ordinary activities		4,095,286	3,595,440	463,820	104,981

3. EXPENSES

Depreciation of non-current assets	10	269,937	257,596	258,221	257,095
Total amortisation of intangible assets	11	848,128	30,811	—	—
Total depreciation and amortisation expenses		1,118,065	288,407	258,221	257,095

Bad and doubtful debts
• trade debtors		—	—	—	—
• controlled entities	7	—	—	2,847,034	1,437,425
Total bad debts expensed		—	—	2,847,034	1,437,425

Research and development costs		4,621,406	4,515,319	64,034	—

Expenses associated with initial NASDAQ listing		911,578	—	911,578	—

4.   INCOME TAX

		CONSOLIDATED		PARENT ENTITY
JUNE 30, 2005	Notes	2005	2004	2005	2004
		$	$	$	$
The prima facie tax, using tax rates applicable in the country of operation, on profit and extraordinary items differs from the income tax provided in the financial statements as follows:
Prima facie tax on profit from ordinary activities (based on Australian Tax Rate of 30% and US rate of 34%)		(1,483,721)	(1,541,723)	(1,644,908)	(1,464,350)
Tax effect of timing differences including provision for employee entitlements		35,805	—	21,129	—
Tax effect of permanent differences
Research and development allowance		(304,884)	(333,756)	—	—
Research and development allowance adjustment for prior year		—	(3,250)	—	—
Non-deductible amortisation of Goodwill		254,438	9,243	—	—
Increase in provision for non recovery of loan to Controlled Entity		—	—	854,110	431,227
Other items (net)		—	(11,327)	—	(7,336)
		(1,498,362)	(1,880,813)	(769,669)	(1,040,459)
Future income tax benefits not recognised		1,498,362	1,880,813	769,669	1,040,459
Income tax expense attributable to ordinary activities		—	—	—	—

Income tax losses

Future income tax benefit arising from tax losses of a controlled entity not recognised at reporting date as realisation of the benefit is not regarded as virtually certain

Revenue losses	14,909,002	13,410,640	4,661,489	3,861,820
Capital Gains Tax losses	436,439	436,439	436,439	436,439
	15,345,441	13,847,079	5,097,928	4,298,259

This future income tax benefit will only be obtained if:

(a)  future assessable income is derived of a nature and of an amount sufficient to enable the benefit to be realised;

(b)  the conditions for deductibility imposed by tax legislation continue to be complied with; and

(c)  no changes in tax legislation adversely affect the consolidated entity in realising the benefit.

Tax consolidation

Effective July 1, 2003, for the purposes of income taxation, ChemGenex Pharmaceuticals Limited and its 100% owned Australian subsidiary formed a tax consolidated group. Members of the group have entered into a tax sharing arrangement in order to allocate income tax expense to the wholly-owned Australian subsidiary on a pro-rata basis. In addition, the agreement provides for the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations.  At the balance date, the possibility of default is remote. The head entity of the tax consolidated group is Parent Entity.

ChemGenex Pharmaceuticals Ltd formally notified the Australian Tax Office of its adoption of the tax consolidation regime when it lodged its June 30, 2004 consolidated tax return.

5.   RECEIVABLES (CURRENT)

		CONSOLIDATED		PARENT ENTITY
JUNE 30, 2005	Notes	2005	2004	2005	2004
		$	$	$	$

Other debtors		381,527	30,440	381,527	13,612

Terms and conditions

Terms and conditions relating to the above financial instruments

(i)        Trade debtors are non-interest bearing and generally on 30 day terms.

(ii)     Other debtors and other receivables are non-interest bearing and have repayment terms between 30 and 90 days.

6. OTHER CURRENT ASSETS

Prepayments		163,373	88,622	141,106	65,018

7 RECEIVABLES (NON-CURRENT)

Related party receivables		—	—	19,912,790	17,065,756
Loans to wholly owned Controlled Entities
Provision for diminution		—	—	(19,912,790)	(17,065,756)
		—	—	—	—

Provision for diminution recognised for year	3	—	—	2,847,034	1,437,425

8. OTHER FINANCIAL ASSETS (NON-CURRENT)

Investments at cost comprise:
Controlled entities – unlisted	9	—	—	15,120,002	15,120,002
Total investments		—	—	15,120,002	15,120,002

9.         INTERESTS IN SUBSIDIARIES

	Country of	Percentage of equity interest held by the consolidated entity		Investment
Name	incorporation	2005	2004	2005	2004
		%	%	$	$
Autogen Research Pty Ltd	Australia	100	100	2	2
ChemGenex Pharmaceuticals Inc.	USA	100	100	15,120,000	15,120,000
				15,120,002	15,120,002

10. PLANT AND EQUIPMENT

		CONSOLIDATED		PARENT ENTITY
JUNE 30, 2005	Notes	2005	2004	2005	2004
		$	$	$	$

Office equipment
At cost		78,337	63,119	40,630	30,781
Accumulated depreciation		(36,171)	(18,258)	(16,371)	(10,174)
		42,166	44,861	24,259	20,607
Research equipment
At cost		1,604,036	1,604,036	1,604,036	1,604,036
Accumulated depreciation		(1,059,180)	(807,156)	(1,059,180)	(807,156)
		544,856	796,880	544,856	796,880
Total plant and equipment		587,022	841,741	569,115	817,487

Total plant and equipment
Cost		1,682,373	1,667,155	1,644,666	1,634,817
Accumulated depreciation and amortisation		(1,095,351)	(825,414)	(1,075,551)	(817,330)
Total written down amount		587,022	841,741	569,115	817,487

Reconciliations

	CONSOLIDATED	PARENT ENTITY
	2005	2005
	$	$
Reconciliations of the carrying amounts of plant and equipment at the beginning and end of the current financial year.

Office equipment
Carrying amount at beginning	44,861	20,607
Additions	15,218	9,849
Depreciation expense	(17,913)	(6,197)
	42,166	24,259

Research equipment
Carrying amount at beginning	796,880	796,880
Depreciation expense	(252,024)	(252,024)
	544,856	544,856

11. INTANGIBLES

		CONSOLIDATED		PARENT ENTITY
JUNE 30, 2005	Notes	2005	2004	2005	2004
		$	$	$	$
Goodwill	15(d)	16,962,561	14,994,624	—	—
Accumulated amortisation		(878,939)	(30,811)	—	—
		16,083,622	14,963,813	—	—

12. PAYABLES (CURRENT)

Trade creditors and accruals		754,992	1,993,410	657,590	1,880,472
Employee entitlements	17	119,351	—	70,429	—
Deferred revenue		465,833	127,910	—	—
		1,340,176	2,121,320	728,019	1,880,472

Terms and conditions

Terms and conditions relating to the above financial instruments:

(i)        Trade creditors are non-interest bearing and are normally settled on 30 day terms.

13. CONTRIBUTED EQUITY

		2005	2004	2005	2004
		Number of shares	Number of shares	$	$

(a) Issued and paid up capital
Ordinary shares fully paid		114,797,616	86,728,294	84,592,891	70,257,383

(b) Movements in shares on issue
Beginning of the financial year		86,728,294	57,027,740	70,257,383	54,236,089
Issued during the year
• Shares issued for cash	(i)	27,934,244	—	14,451,937	—
• less cost of share issues			—	(189,353)	—
• purchase of ChemGenex Therapeutics Inc	(ii)	—	28,000,000		15,120,000
• Fees paid in lieu of cash	(iii)	135,078	1,700,554	72,924	901,294

End of the financial year		114,797,616	86,728,294	84,592,891	70,257,383

(i)            On July 14, 2004, the company issued 13,009,244 ordinary shares at an issue price of $0.48 each raising $6,244,437 for working capital and to further develop the Company’s two anti-cancer compounds in Phase II clinical trials in the United States.  This issue was ratified by the Annual General Meeting of shareholders held on November 23, 2004.

On January 24, 2005, the company issued 14,900,000 ordinary shares at an issue price of $0.55 each raising $8,195,000 to expedite the continued clinical trials for the Company’s two anti-cancer compounds.

On February 14, 2005, the Company issued 25,000 ordinary shares at an issue price of $0.50 each raising $12,500 upon the exercise of 25,000 options previously issued under the Employee Share Option Plan (ESOP).

(ii)           On June 21, 2004, 28,000,000 ordinary shares were issued as consideration for acquiring 100% of ChemGenex Therapeutics Inc.  The value placed on the issue was $0.54 per share, the closing market price on 21 June 2004.  These shares will rank equally for dividends from the date of issue (21 June 2004).  These shares were subject to 12 months escrow until 21 June 2005 and are now listed on ASX.

(iii)          On June 21, 2004, 1,700,554 ordinary shares were issued to GMCG LLC as part consideration of their advisory fees ($901,294) for the ChemGenex Therapeutics Inc transaction.

On November 23, 2004, 84,535 ordinary shares at an issue price of $0.48 each were issued to Topete Pty Ltd as consideration for services provided to assist the equity raising of July 14, 2004.

On February 21, 2005, 50,543 ordinary shares at an issue price of $0.64 each were issued to the University of Texas MD Anderson Cancer Center in accordance with a Patent and Technology License Agreement to support the clinical trials for Ceflatonin®.

(c)           Share Options

(i)Listed options

At June 30, 2005 there were 22,158,526 (2004: 22,158,526) unissued ordinary shares for which options were outstanding exercisable at $1.25 per share expiring March 12, 2010.

(ii)Unlisted Options

Employee Share Plan Options (ESOP)

All employees of the company and its controlled entities are eligible to receive options under ESOP.

During the financial year, 360,000 options were issued over ordinary shares to employees as set out in Note 17.

During the financial year, 25,000 options exercisable at $0.50 previously issued to employees were exercised.

During the year no options previously issued to employees lapsed.

At the end of the year there were 1,775,000 (2004:1,440,000) unissued ordinary shares in respect of which Plan options were outstanding.

Options approved at General Meetings of Shareholders

Separate issues of other unlisted options have been approved by resolutions passed by shareholders on November 21, 2003 (600,000 options) and June 21, 2004 (3,000,000 options).

At the end of the year there were 3,600,000 (2004:3,600,000) unissued ordinary shares in respect of which these options were outstanding.

(d)           Terms and conditions of contributed equity

Ordinary shares

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.

Ordinary shares entitle their holders to one vote per share, either in person or by proxy, at a meeting of the company.

14. RESERVES AND RETAINED PROFITS/(LOSSES)

		CONSOLIDATED		PARENT ENTITY
JUNE 30, 2005	Notes	2005	2004	2005	2004
		$	$	$	$

Capital profits		648,540	648,540	648,540	648,540
Asset revaluation		150,447	150,447	150,447	150,447
Option premium		10,866,878	10,866,878	10,866,878	10,866,878
		11,665,865	11,665,865	11,665,865	11,665,865
(a) Capital profits
(i) Nature and purpose of reserve
The capital profits reserve is used to accumulate realised capital profits. The reserve can be used to pay dividends or issue bonus shares.

(ii) Movements in reserve		—	—	—	—
Balance at end of year		648,540	648,540	648,540	648,540

(b) Asset revaluation
(i) Nature and purpose of reserve
The asset revaluation reserve is used to record increments and decrements in the value of non-current assets. The reserve can only be used to pay dividends in limited circumstances.
(ii) Movements in reserve		—	—	—	—
Balance at end of year		150,447	150,447	150,447	150,447
(c) Option premium reserve
(i) Nature and purpose of reserve
Amounts contributed for the future right to acquire shares at a pre-determined price. The reserve can be used to pay dividends or issue bonus shares.

(ii) Movements in reserve		—	—	—	—
Balance at end of year		10,866,878	10,866,878	10,866,878	10,866,878
(d) Retained profits/(losses)
Retained losses at beginning of year		(67,178,167)	(62,039,090)	(66,981,193)	(62,100,024)
Net loss for the year		(4,693,269)	(5,139,077)	(5,483,026)	(4,881,169)
		(71,871,436)	(67,178,167)	(72,464,219)	(66,981,193)

15. STATEMENT OF CASH FLOWS

		CONSOLIDATED		PARENT ENTITY
JUNE 30, 2005	Notes	2005	2004	2005	2004
		$	$	$	$

(a) Reconciliation of the net profit (loss) after tax to the net cash flows from operations
Net loss		(4,693,269)	(5,139,077)	(5,483,026)	(4,881,169)

Non-Cash Items
Amortisation of goodwill	11	848,128	30,811	—	—
Depreciation of non-current assets	10	269,937	257,596	258,221	257,095
Increase in provision for doubtful debts	7	—	—	2,847,034	1,437,425
Share payments for services	13	72,924	901,294	72,924	901,294
Adjustment to carrying amount of goodwill	15(d)	(1,967,937)	—	—	—
Changes in assets and liabilities
(Increase)/decrease in trade and other receivables	5	(351,087)	105,427	(367,915)	(13,612)
Increase/(decrease) in payables	12	(781,144)	1,661,299	(1,152,453)	1,508,135
(Increase)/decrease in prepayments	6	(74,751)	(40,456)	(76,088)	(16,942)
Net cash flow from operating activities		(6,677,199)	(2,223,106)	(3,901,303)	(807,774)
(b) Reconciliation of cash
Cash balance comprises:
• cash assets		8,511,952	941,785	8,310,806	806,408
Closing cash balance		8,511,952	941,785	8,310,806	806,408
(c) Financing facilities available
At reporting date, the following financing facilities had been negotiated and were available:
Total facilities
• unsecured funding facility		—	5,000,000	—	5,000,000
Facilities used at reporting date
• unsecured funding facility		—	—	—	—
Facilities unused at reporting date
• unsecured funding facility		—	5,000,000	—	5,000,000

(d) Acquisition of Controlled Entity

On June 21, 2004, ChemGenex Pharmaceuticals Ltd acquired 100% of the issued and voting share capital of ChemGenex Therapeutics Inc., an unlisted US company specialising in the development of Quinamed® and Ceflatonin® cancer related compounds.  The components of the acquisition as reflected in the June 30, 2004 financial statements were:

$
Consideration
• shares issued	15,120,000
15,120,000

$’000
Net assets of ChemGenex Therapeutics Inc at 15 June 2004:
• cash	113,284
• trade debtors	37,000
• prepaid expenses and other current assets	14,398
• property, plant and equipment	24,217
188,899
• accounts payable	34,952
• accrued liabilities	28,571
63,523
• fair value of net tangible assets	125,376
• goodwill arising on acquisition	14,994,624
15,120,000
Net cash effect
Cash consideration paid	—
Cash included in net assets acquired	113,284
Cash paid (received) for purchase of controlled entity as reflected in the consolidated statement of cash flows	(113,284)

Other acquisition costs for the merger were expensed at June 30, 2004 and included in the Statement of Financial Performance in the following categories-

Consulting and advisory fees	$1,802,588
Legal costs	$120,319
Administration costs	$99,574
Accounting costs	$45,030
Total	$2,067,511

Directors have since commissioned an independent technical evaluation of the research assets and potential cash flows acquired with ChemGenex Therapeutics Inc. which determined a value in excess of the net purchase price ($14,994,624) and direct acquisition costs ($1,967,937) of the investment.

In view of the technical valuation the Directors now consider it appropriate to include the direct acquisition costs as part of the purchase price when determining the value of goodwill in Company’s financial statements. Accordingly $1,967,937 as “Adjustment to the carrying amount of goodwill” has been credited to the Statement of Financial Performance for the year ended June 30, 2005.

There were no acquisitions or disposals in the 2005 financial year.

16. EXPENDITURE COMMITMENTS

		CONSOLIDATED		PARENT ENTITY
JUNE 30, 2005	Notes	2005	2004	2005	2004
		$	$	$	$

(a) Research expenditure commitments
Estimated research expenditure contracted for at reporting date, but not provided for, payable:
• not later than one year		2,747,098	5,221,004	709,660	4,212,133
• later than one year and not later than five years		—	—	—	—

A Controlled Entity, Autogen Research Pty Ltd has agreed to provide certain monies for research and development projects covering areas of diabetes, obesity autoimmune disorders and depression and anxiety with the object of long term commercialisation. Research agreements have been undertaken with Deakin University, Southwest Foundation and The International Diabetes Institute.

Autogen Research Pty Ltd has the option to continue funding these research agreements subject to annual reviews which are dependent upon research milestones being met. Autogen Research Pty Ltd has the right to benefit from the commercialisation of any resulting products. Under alliance agreements with Merck Sante, Merck Sante provides funding towards the commitments made by Autogen Research Pty Ltd to the relevant research institutions. Under current contracts Merck Sante will provide approximately $1.3 million during the next year (2004: $2.5 million)

		2,747,098	5,221,004	709,660	4,212,133
(b)

ChemGenex Pharmaceuticals Inc. has operating lease commitments relating to the premises used at Menlo Park. This lease expires on December 31, 2005. Estimated operating lease commitments at June 30, 2005:

• not later than one year		27,566	42,857	—	—
• later than one year and not later than 5 years		—	—	—	—
		27,566	42,857	—	—

17. EMPLOYEE BENEFITS AND SUPERANNUATION COMMITMENTS

		CONSOLIDATED		PARENT ENTITY
JUNE 30, 2005	Notes	2005	2004	2005	2004
		$	$	$	$

Employee Benefits
The aggregate employee benefit liability is comprised of:
Accrued wages, salaries and on-costs		—	—	—	—
Provisions (current)		119,351	—	70,429	—
Provisions (non-current)		—	—	—	—
		119,351	—	70,429	—

Employee Share Option Scheme

An employee share scheme (ESOP) has been established where ChemGenex Pharmaceuticals Limited may, at the discretion of management, grant options over the ordinary shares of ChemGenex Pharmaceuticals Limited to directors, executives and certain members of staff of the consolidated entity. The options, issued for nil consideration, are granted in accordance with performance guidelines established by the directors of ChemGenex Pharmaceuticals Limited, who retain the final discretion on the issue of the options.  The options cannot be transferred and will not be quoted on the ASX.  There are currently one director, three employees and 17 scientific and support staff participating in this scheme.

Information with respect to the number of options granted under the employee share incentive scheme is as follows:

	2005		2004
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance at beginning of year	1,440,000	$0.74	1,165,000	$0.81
• granted	360,000	$0.56	325,000	$0.50
• forfeited	—	—	(50,000)	$0.90
• exercised	(25,000)	$0.50	—	—
Balance at end of year	1,775,000	$0.71	1,440,000	$0.74
Exercisable at end of year	1,160,000	$0.52	825,000	$0.50

(a) ESOP Options held at the beginning of the reporting period:

The following table summarises information about ESOP options held by employees as at July 1, 2004:

Number of options	Grant date	Vesting date	Expiry date	Exercise price $

400,000	March 24, 2000	March 25, 2003	March 24, 2010	1.15
215,000	March 8, 2001	March 9, 2004	March 24, 2010	0.90
300,000	November 28, 2002	November 28, 2002	March 24, 2010	0.50
200,000	December 5, 2002	December 5, 2002	March 24, 2010	0.50
325,000	November 21, 2003	November 21, 2003	March 24, 2010	0.50

(b) ESOP Options granted during the reporting period:

The following table summarises information about ESOP options granted by ChemGenex Pharmaceuticals Limited to employees during the year:

Number of options	Grant date	Vesting date	Expiry date	Exercise price $
360,000	December 21, 2004	December 21, 2004	March 24, 2010	0.56

(c) ESOP Options exercised

(i)            There was 25,000 ESOP options exercised at 50c per share providing net proceeds of $12,500 by employees during the year ended June 30, 2005

(ii)           There was nil ESOP options exercised by employees during the year ended June 30, 2004

Fair value of shares issued during the reporting period is estimated to be the market price of shares of ChemGenex Pharmaceuticals Limited on the ASX as at close of trading on their respective issue dates.

(d) ESOP Options held as at the end of the reporting period:

The following table summarises information about ESOP options held by the employees as at June 30, 2005:

Number of options	Grant date	Vesting date	Expiry date	Exercise price $
400,000	March 24, 2000	March 25, 2003	March 24, 2010	1.15
215,000	March 8, 2001	March 9, 2004	March 24, 2010	0.90
300,000	November 28, 2002	November 28, 2002	March 24, 2010	0.50
190,000	December 5, 2002	December 5, 2002	March 24, 2010	0.50
310,000	November 21, 2003	November 21, 2003	March 24, 2010	0.50
360,000	December 21, 2004	December 21, 2004	March 24, 2010	0.56

(e) Options approved by resolution of shareholders

The following table summarises information about options issued to Dr Greg Collier on different terms and conditions to ESOP after approval by resolution at shareholder meetings-

Number of options	Grant date (date issue approved by shareholders)	Vesting date	Expiry date	Exercise price $
300,000	November 21, 2003	November 21, 2003	December 26, 2006	0.30
1,000,000	June 21, 2004	June 21, 2004	March 24, 2010	0.50
1,000,000	June 21, 2004	June 21, 2006	March 24, 2010	0.50
500,000	June 21, 2004	June 21, 2007	March 24, 2010	0.50
500,000	June 21, 2004	June 21, 2008	March 24, 2010	0.50

No options issued with shareholder approval have been exercised, cancelled or forfeited.

(f) Superannuation Commitments

The economic entity has nil superannuation commitments.  All superannuation contributions are paid and expensed by the economic entity as and when they fall due.

18. SUBSEQUENT EVENTS

On July 28, 2005 Peter Bradfield and Patrick Burns were appointed directors of the Company and became members of the Board’s Audit Committee.  The appointments ensure the Company complies with Section 10A of the Securities Exchange Act of 1934 requiring the Audit Committee to comprise of 3 members who meet the independence requirements of this section.

19. LOSS PER SHARE

	CONSOLIDATED
JUNE 30, 2005	2005	2004
	$	$

The following reflects the income and share data used in the calculations of basic and diluted earnings per share:
Net loss	(4,693,269)	(5,139,077)
Adjustments:
Net profit attributable to outside equity interest	—	—
Loss used in calculating basic and diluted earnings per share	(4,693,269)	(5,139,077)

	Number of shares 2005	Number of shares 2004
Weighted average number of ordinary shares used in calculating earnings per share:	105,707,630	57,678,611

Conversions, calls, subscription or issues after June 30, 2005

There have been no conversions to, calls of, or subscriptions for ordinary shares or issues of potential ordinary shares since the reporting date and before the completion of this financial report.

20. AUDITORS’ REMUNERATION

		CONSOLIDATED		PARENT ENTITY
JUNE 30, 2005	Notes	2005	2004	2005	2004
		$	$	$	$

Amounts received or due and receivable by Ernst &Young Young Australia for:
• an audit or review of the financial report of the entity and any other entity in the consolidated entity		93,250	41,000	93,250	41,000
• other services in relation to the entity and any other entity in the consolidated entity		29,709	7,600	29,709	7,600
• experts report required by regulators		—	40,937	—	40,937
		122,959	89,537	122,959	89,537

21. DIRECTOR AND EXECUTIVE DISCLOSURES

(a) Details of Specified Directors and Specified Executives

(i) Specified directors

J.B.L. Heading	Chairman (non-executive)
Dr. G.R. Collier	Director and Chief Executive Officer
K.J. Dart	Director (non-executive)
R.V. Byrne	Director (non-executive)
E.J. Schnee	Director (non-executive)
Dr D.M. Brown	Director (executive) appointed September 29, 2004.

(ii) Specified executives

Dr J. Campbell	Vice President of Operations
H. Pedersen	Vice President of Business Development
E. Merrigan	Chief Financial Officer
T. Herbert	Senior Director of Finance and Administration
S Michaels	Director of Discovery Research

(b) Remuneration of Specified Directors and Specified Executives

(i) Remuneration Policy

The Board of Directors of ChemGenex Pharmaceuticals Limited is responsible for determining and reviewing compensation arrangements for the directors, the chief executive officer and the executive team.  The Board assesses the appropriateness of the nature and amount of emoluments of such officers on a periodic basis by reference to relevant employment market conditions with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality board and executive team.  Such officers are given the opportunity to receive their base emolument in a variety of forms including cash and fringe benefits such as motor vehicles and expense payment plans.  It is intended that the manner of payment chosen will be optimal for the recipient without creating undue cost for the company.

To assist in achieving these objectives, the Board links the nature and amount of executive directors’ and officers’ emoluments to the company’s financial and operational performance.  All executive directors and executives have the opportunity to qualify for participation in the Employee Share Option Plan which currently provides incentives where specified criteria are met including criteria relating to profitability, cash flow, share price growth and environmental performance.

It is the Board’s policy that employment agreements shall be entered into with the Chief Executive Officer and other specified executives.

(ii) Remuneration of Specified Directors and Specified Executives

	Primary			Post Employment		Equity	Other	Total
	Salary & Fees	Cash Bonus	Non Monetary Benefits	Super-annuation	Retirement Benefits	Options	Bonuses
	$	$	$	$	$	$	$	$
Specified Directors

J.B.L. Heading
2004	65,000	—	—	—	—	—	—	65,000
2005	65,000	—	—	—	—	—	—	65,000
Dr. G. R. Collier
2004	386,570	—	3,834	17,484	—	87,208	—	495,096
2005	414,882	—	3,834	38,702	—	278,104	—	735,522
K.J. Dart
2004	50,000	—	—	4,500	—	—	—	54,500
2005	50,000	—	—	4,500	—	—	—	54,500
R.V. Byrne
2004	50,000	—	—	4,500	—	—	—	54,500
2005	50,000	—	—	4,500	—	—	—	54,500
E.J. Schnee
2004	20,833	—	—	—	—	—	—	20,833
2005	50,000	—	—	—	—	—	—	50,000
Dr. D Brown
2004	11,956							11,956
2005	265,516	—	18,666	—	—	—	—	284,182
Total Remuneration: Specified Directors
2004	584,359	—	3,834	26,484	—	87,208	—	701,885
2005	895,398	—	22,500	47,702	—	278,104	—	1,243,704

Specified Executives
H. Pedersen
2004	11,956	—	—	—	—	—	—	11,956
2005	255,985	—	11,120	—	—	—	—	267,105
Dr J. Campbell
2004	152,600	—	—	13,734	—	8,499	—	174,833
2005	159,223	—	—	14,330	—	40,000	—	213,553
T. Herbert
2004	8,967	—	—	—	—	—	—	8,967
2005	199,137	—	10,295	—	—	—	—	209,432
S Michaels
2004	5,380	—	—	—	—	—	—	5,380
2005	119,482	—	9,140	—	—	—	—	128,622
E Merrigan
2004	—	—	—	—	—	—	—	—
2005	94,154	—	—	8,425	—	10,000	—	112,579
Total Remuneration: Specified Executives
2004	178,903	—	—	13,734	—	8,499	—	201,136
2005	827,981	—	30,555	22,755	—	50,000	—	931,291

(c) Remuneration options: Granted and vested during the year

During the financial year options were granted as equity compensation benefits to certain specified directors and specified executives as disclosed below. The options were issued free of charge.  Each option entitles the holder to subscribe for one fully paid ordinary share in the entity at exercise prices set out in the table below.

The options may only be exercised after the vesting date and before the expiry date as set out in the table below.

				Terms & Conditions for Each Grant
	Vested Number	Granted Number	Grant date	Value per option at grant date	Exercise Price per share	First Exercise Date	Last Exercise Date
				($)	($)
Specified Directors
Nil options issued

Specified Executives
Dr J. Campbell	100,000	100,000	Dec.21, 2004	0.40	0.56	Dec.21, 2004	Mar.24, 2010
E Merrigan	25,000	25,000	Dec.21, 2004	0.40	0.56	Dec.21, 2004	Mar.24. 2010

Total	125,000	125,000

(d)  Shares issued on exercise of remuneration options

	Shares issued	Paid	Unpaid
	Number	$ per share	$ per share
Specified Directors
Nil shares were issued	—	—	—

Specified Executives
Nil shares were issued	—	—	—

(e) Option holdings of specified directors and specified executives

	Balance at beginning				Balance at end of period	Vested at June 30, 2005
	of period July 1, 2004	Granted as Remuneration	Options Exercised	Net Change Other	June 30, 2005	Total	Not exercisable	Exercisable
Specified Directors		#
J.B.L. Heading	—	—	—	—	—	—	—	—
Dr. G.R. Collier	3,800,000	—	—	—	3,800,000	1,800,000	200,000	1,600,000
K.J. Dart	7,399,324	—	—	—	7,399,324	7,399,324	—	7,399,324
R.V. Byrne	—	—	—	—	—	—	—	—
E.J. Schnee	4,439,308	—	—	—	4,439,308	4,439,308	—	4,439,308
Dr. D.M. Brown	—	—	—	—	—	—	—	—

Specified Executives
Dr J. Campbell	85,000	100,000	—	—	185,000	185,000	—	185,000
H. Pedersen	—	—	—	—	—	—	—	—
E. Merrigan	—	25,000	—	—	25,000	25,000	—	25,000
T. Herbert	—	—	—	—	—	—	—	—
S. Michaels	—	—	—	—	—	—	—	—
Total	15,723,632	125,000	—	—	15,848,632	13,848,632	200,000	13,648,632

#  Includes forfeits and offers to employees under the ESOP to June 30, 2005

(f)  Shareholdings of Specified Directors and Specified Executives

Shares held in ChemGenex Pharmaceuticals Ltd (number)

	Balance July 1, 2004	Granted as Remuneration	On Exercise of Options	Net Change Other	Balance 30 June 05
	Ord	Ord.	Ord	Ord	Ord
Specified Directors
J.B.L. Heading	100,000	—	—	—	100,000
Dr. G.R. Collier	—	—	—	—	—
K.J. Dart	19,864,347	—	—	3,294,900	23,159,247
R.V. Byrne	—	—	—	—	—
E.J. Schnee	5,708,750	—	—	4,085,000	9,793,750
Dr. D.M. Brown	14,398,297	—	—	—	14,398,297

Specified Executives
Dr J. Campbell	5,000	—	—	—	5,000
H. Pedersen	1,203,377	—	—	—	1,203,377
E. Merrigan	—	—	—	25,000	25,000
T. Herbert	760,027	—	—	—	760,027
S. Michaels	760,027	—	—	—	760,027
Total	42,799,825	—	—	7,404,900	50,204,725

All equity transactions with specified directors and specified executives other than those arising from the exercise of remuneration options have been entered into under terms and conditions no more favourable than those the entity would have adopted if dealing at arm’s length.

(g) Loans to specified directors and specified executives

Options granted under the ESOP in 2000 and 2001 contained an issue price which the Company, in accordance with the terms of the ESOP, funded via an interest free “off balance sheet” loan to the option holder. The loan is repayable upon the sale of shares obtained through exercise of the options.

Dr Greg Collier (who was not a director at the time of the grants) received 100,000 options under the ESOP in financial years 2000 and 2001 and, as a result, was loaned to fund the issue price of these options. Subsequent to the date of these option grants the terms and conditions of the “off balance sheet” loans have not been changed, no repayments have been made and the balance of $96,820 is outstanding at June 30, 2005. Interest not charged for the year ended June 30, 2005 of $3,834 has been included in Note 21(ii) as a non-monetary benefit.

Neither the loans or equity items relating to these options are included in the company’s financial statements as share price hurdle rates associated with these options have not been achieved.

There are no other loans to specified directors and specified executives and there have been no other loans made to or repaid by specified directors and specified executives during the year ended June 30, 2005.

(h) Other transactions and balances with specified directors and specified executives

Purchases

During the year, there have been no purchases by the economic entity from specified directors and specified executives.

Sales

During the year, there have been no sales by the economic entity to specified directors and specified executives.

Investments

Subsequent to shareholder approval granted in general meeting on June 21, 2004, ChemGenex Pharmaceuticals Limited acquired all of the issued and voting capital in ChemGenex Therapeutics Inc in the US in consideration for the issue of 28 million ordinary shares in ChemGenex Pharmaceuticals Limited.  As part of that transaction specified executives Dr D. M. Brown, Mr. H. Pedersen, Ms T. Herbert and Ms S Michaels received 14,398,297; 1,203,377, 760,027 and 760,027 ordinary shares respectively in ChemGenex Pharmaceuticals Limited

Contracts

Mr E. J. Schnee is a director of Merck Santé which holds 9,793,750 shares and 4,439,308 options in the company. Merck Santé is party to research and development and commercialisation agreements with the Company’s 100% owned subsidiary Autogen Research Pty Limited.  Under these agreements Merck Santé provides research and development funding and milestone payments to Autogen Research Pty Ltd.

Services

Legal services were provided by McCullough Robertson solicitors, a legal firm of which Mr J.B.L. Heading is a partner.  Mr. J.B.L. Heading is a director of two companies that are the joint holders of 5% of the shares of Global Markets Capital Group LLC that has provided advisory and consulting services to the company during the year.  Mr Heading has no beneficial interest in these shareholders.

Mr K.J. Dart is a director and shareholder of Charter Pacific Corporation Limited, which holds 23,010,087 shares and 7,399,324 options expiring March 12, 2010 in the company.  Charter Pacific Corporation Limited is a 38.5% shareholder of Global Markets Capital Group LLC that has provided advisory and consulting services to the company during the year.

Amounts recognised at the reporting date in relation to other transactions:

	2005	2004
	$	$
Assets and Liabilities
Assets
Trade receivables	97,149	—

Total Assets	97,149

Liabilities
Trade creditors	29,531	908,638

Deferred revenue	217,637	127,910

Total Liabilities	247,168	1,036,548

	2005	2004
	$	$
Revenues and Expenses
Revenues
Research Revenue	2,533,113	2,877,401
Patent reimbursements	104,085	605,110

Total Revenues	2,637,198	3,482,511

Expenses
Legal services provided	52,934	116,754

Advisory and consulting services provided	65,214	1,882,294

Total Expenses	118,148	1,999,048

22. RELATED PARTY DISCLOSURES

Ultimate parent

ChemGenex Pharmaceuticals Limited is the ultimate Australian parent company.

Wholly-owned group transactions

Loans

Interest on the loans is charged at 1% above corporate overdraft rates. The actual interest charged for 2005 was nil.  (2004: nil).

Other related party transactions

Sales

There were nil sales made during the year to associates of the reporting entity.

Purchases

There were nil purchases from associates of the reporting entity during the year.

23. SEGMENT INFORMATION

Segment products and locations

The economic entity performs biotechnology research.

Following the acquisition of ChemGenex Therapeutics Inc. in June 2004 the economic entity’s operations have been conducted in Australia and the United States of America.

Based on operating losses for the year ended June 30, 2005 the United States of America represented 40% of the consolidated operations for that period.

	Segment Revenues		Segment Losses		Segment Assets
	June 2005	June 2004	June 2005	June 2004	June 2005	June 2004
Australia	4,095,217	3,595,440	(2,799,785)	(5,039,296)	25,486,176	16,703,887
United States of America	69	—	(1,893,484)	(99,972)	241,320	162,514

Total	4,095,286	3,595,440	(4,693,269)	(5,139,268)	25,727,496	16,866,401

Segment accounting policies

Segment accounting policies are the same as the consolidated entity’s policies described in Note 1.  During the financial year, there were no changes in segment accounting policies that had a material effect on the segment information.

24. FINANCIAL INSTRUMENTS

(a)          Interest rate risk

The consolidated entity’s exposure to interest rate risks and the effective interest rates of financial assets and financial liabilities, both recognised and unrecognised at the reporting date, are as follows:

Fixed interest rate maturing in:

	Floating interest rate		1 year or less		Over 1 to 5 years		More than 5 years		Non-interest bearing		Total carrying amount as per the statement of financial position		Weighted average effective interest rate
Financial Instruments	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
	$	$	$	$	$	$	$	$	$	$	$	$	%	%
(i) Financial assets

Cash	8,511,952	941,785	—	—	—	—	—	—	—	—	8,511,952	941,785	4.00	4.00
Trade and other receivables		—	—	—	—	—	—	—	381,527	30,440	381,527	30,440	N/A	N/A
Prepayments		—	—	—	—	—	—	—	163,373	88,622	163,373	88,622	N/A	N/A

Total financial assets	8,511,952	941,785	—	—	—	—	—	—	544,900	119,062	9,056,852	1,060,847

N/A - not applicable for non-interest bearing financial instruments.

	Floating interest rate		1 year or less		Over 1 to 5 years		More than 5 years		Non-interest bearing		Total carrying amount as per the statement of financial position		Weighted average effective interest rate
Financial Instruments	2005	2004	2005	2004	2005	2004	2005	2004	2004	2004	2005	2004	2005	2004
	$	$	$	$	$	$	$	$	$	$	$	$	%	%
(ii) Financial liabilities

Payables	—	—	—	—	—	—	—	—	1,340,176	2,121,320	1,340,176	2,121,320	N/A	N/A

Total financial liabilities	—	—	—	—	—	—	—	—	1,340,176	2,121,320	1,340,176	2,121,320

N/A - not applicable for non-interest bearing financial instruments.

(i)       The following methods and assumptions are used to determine the net fair values of financial assets and liabilities

Recognised financial instruments

Cash, cash equivalents and short-term investments:  The carrying amount approximates fair value because of their short-term to maturity.

Trade receivables, trade creditors and dividends receivable:  The carrying amount approximates fair value.

Short-term borrowings:  The carrying amount approximates fair value because of their short-term to maturity.

Long-term loans receivable:  The fair values of long-term loans receivable are estimated using discounted cash flow analysis, based on current incremental lending rates for similar types of lending arrangements.

Long-term bank borrowings and debentures:  The fair values of long-term borrowings are estimated using discounted cash flow analysis, based on current incremental borrowing rates for similar types of borrowing arrangements.

Non-current investments/securities:  For financial instruments traded in organised financial markets, fair value is the current quoted market bid price for an asset or offer price for a liability, adjusted for transaction costs necessary to realise the asset or settle the liability.  For investments where there is no quoted market price, a reasonable estimate of the fair value is determined by reference to the current market value of another instrument which is substantially the same or is calculated based on the expected cash flows or the underlying net asset base of the investment/security. The net fair value of the unlisted options is determined to be the difference between the market price and the exercise price of the underlying shares.

(c)                                  Credit risk exposures

The consolidated entity’s maximum exposures to credit risk at reporting date in relation to each class of recognised financial assets is the carrying amount of those assets as indicated in the statement of financial position.

25. CONTINGENT LIABILITIES

The economic entity has nil contingent liabilities as at June 30, 2005 and nil contingent liabilities have arisen during the period to the date of this report.

The economic entity has commercialisation and licensing agreements with research partners that may create an obligation to pay royalties, upon successful commercialisation of discovery targets, in the future.

26. IMPACT OF ADOPTING AASB EQUIVALENTS TO IFRS

ChemGenex Pharmaceuticals Limited is in the process of transitioning its accounting policies and financial reporting from current Australian Accounting Standards (AGAAP) to Australian equivalents of International Financial Reporting Standards (AIFRS) which will be applicable for the financial year ended June 30, 2006.  In 2004, the company allocated internal resources and engaged expert consultants to conduct impact assessments to identify key areas that would be impacted by the transition to AIFRS.  Priority has been given to the preparation of an opening balance sheet in accordance with AIFRS as at July 1, 2004, ChemGenex Pharmaceuticals Limited’s transition date to AIFRS.  This will form the basis of accounting for AIFRS in the future, and is required when ChemGenex Pharmaceuticals Limited prepares its first fully AIFRS compliant financial report for the year ended June 30, 2006.

Set out below are the key areas where accounting policies are expected to change on adoption of AIFRS and our best estimate of the quantitative impact of the changes on total equity as at the date of transition and June 30, 2005 and on net profit for the year ended June 30, 2005.

The figures disclosed are management’s best estimates of the quantitative impact of the changes as at the date of preparing the June 30, 2005 financial report.  The actual effects of transition to AIFRS may differ from the estimates disclosed due to (a) ongoing work to be undertaken by ChemGenex Pharmaceuticals Limited, (b) potential amendments to AIFRSs and Interpretations thereof being issued by the standard-setters and IFRIC, and (c) emerging accepted practice in the interpretation and application of AIFRS and UIG Interpretations.

(a)           Adjustment of equity as presented under AGAAP to that under AIFRS

(i)            Under AASB 3 Business Combinations goodwill would not be permitted to be amortised but instead is subject to impairment testing on an annual basis or upon the occurrence of triggers which may indicate a potential impairment.  Currently, the group amortises goodwill over its useful life but not exceeding 20 years.

At July 1, 2004 (transition date) this would not alter Net Assets or Total Equity for the Consolidated Entity or the Parent Entity.

At June 30, 2005 this would increase Net Assets and Total Equity for the Consolidated Entity by $848,128 but would not alter Net assets or Total Equity in the Parent Entity.

The Group has not elected to apply AASB 3 retrospectively and hence, prior year amortisation would not be written-back as at the date of transition.

The group has assessed impairment of goodwill in accordance with AASB 136 Impairment of Assets at July 1, 2004 (transition date) and June 30, 2005 and notes no recognition of impairment losses are required.

(ii)           Under AASB 2 Share based Payments, the company would recognise the fair value of options granted to employees as remuneration as an expense on a pro-rata basis over the vesting period in the income statement with a corresponding adjustment to equity.  Share-based payment costs are not recognised under AGAAP.

At July 1, 2004 (transition date) this would decrease Net Assets or Total Equity for the Consolidated Entity and the Parent Entity by $6,858.

At June 30, 2005 this would result in a cumulative decrease in Net Assets and Total Equity for the Consolidated Entity and the Parent Entity of $428,962.

(iii)          The actual effects of the transition to AASB 112 Income Taxes have not been quantified, as a result of uncertainty surrounding potential amendments to AASB 112 Income taxes being issued by the standard-setters and IFRIC, thus impacting the ongoing work being undertaken in relation to this standard. Under AASB 112 Income taxes, the Group would be required to use the balance sheet liability method, rather than the current income statement method, which recognises deferred tax balances where there is a difference between the carrying value of an asset or liability and its tax base.

(iv)          Management has decided to apply the exemption provided in AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards which permits entities not to apply the requirements of AASB 132 Financial Instruments: Presentation and Disclosures and AASB 139 Financial Instruments: Recognition and Measurement for the financial year ended June 30, 2005.  The standards will be applied from July 1, 2005.

(v)           Under AASB 108 Accounting policies, changes in accounting estimates and errors the ‘Adjustment to carrying cost of goodwill’ of $1,967,937 which appears in the Statement of Financial Performance for the year ended June 30, 2005 [see note 11(d)] will be reflected in the transition accounts as at July 1, 2004.

At July 1, 2004 (transition date) this would increase Net Assets or Total Equity for the Consolidated Entity by $1,967,937 but would not alter the Parent Entity financial statements.

At June 30, 2005 there would be no change to result cumulative Net Assets and Total Equity for the Consolidated Entity or the Parent Entity.

(b)           Adjustment of net loss under AGAAP to that under AIFRS

(i)            Under AASB 3 Business Combinations goodwill is not permitted to be amortised but instead is subject to annual impairment testing.  Currently, the group amortises goodwill over its useful life but not exceeding 20 years.  Under the new policy, amortisation would no longer be charged, but goodwill would be written down to the extent it is impaired.

For the year ended June 30, 2005 this would decrease Net Loss for the Consolidated Entity by $848,128 but would not alter Net Loss in the Parent Entity.

The group has assessed impairment of goodwill in accordance with AASB 136 Impairment of Assets, at July 1, 2004 (transition date) and June 30, 2005 and notes no recognition of impairment losses are required.

(ii)           Under AASB 2 Share based Payments, the company would recognise the fair value of options issued to employees as remuneration as an expenses on a pro-rata basis in the income statement.  Share-based payment costs are not recognised under AGAAP.  This would result in a decrease in profit from AGAAP to AIFRS.

For the year ended June 30, 2005 this would increase Net Loss for the Consolidated Entity and the Parent Entity by $422,104.

(iii)          The actual effects of the transition to AASB 112 Income Taxes have not been quantified, as a result of uncertainty surrounding potential amendments to AASB 112 Income Taxes being issued by the standard-setters and IFRIC, thus impacting the ongoing work being undertaken in relation to this standard. Under AASB 112 Income taxes, the Group would be required to use the balance sheet liability method, rather than the current income statement method, which recognises deferred tax balances where there is a difference between the carrying value of an asset or liability and its tax base.

(iv)          Under AASB 108 Accounting Policies, changes in accounting estimates and errors the ‘Adjustment to carrying cost of goodwill’ of $1,967,937 which appears in the Statement of Financial Performance for the year ended June 30, 2005 [see note 11(d)] will be reflected in the transition accounts as at July 1, 2004.

For the year ended June 30, 2005 this would increase Net Loss for the Consolidated Entity by $1,967,937. There would be no change to the Parent Entity.

Directors’ Declaration

In accordance with a resolution of the directors of ChemGenex Pharmaceuticals Limited, I state that:

(1)	In the opinion of the directors:

	(a)	the financial statements and notes of the company and of the consolidated entity are in accordance with the Corporations Act 2001, including:

		(i)	giving a true and fair view of the company’s and consolidated entity’s financial position as at June 30, 2005 and of their performance for the year ended on that date; and

		(ii)	complying with Accounting Standards and Corporations Regulations 2001; and

	(b)	there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

(2)

This declaration has been made after receiving the declarations required to be made to directors in accordance with section 295A of the Corporations Act 2001 for the financial period ending June 30 2005.

On behalf of the Board

Prof G.R. Collier
Director

Melbourne, September 23, 2005.

Ernst & Young

120 Collins Street

Melbourne VIC 3000

Australia

GPO Box 67

Melbourne VIC 3001

Tel 61 3 9288 8000

Fax 61 3 9654 6166

DX 293 Melbourne

Independent audit report to members of ChemGenex Pharmaceuticals Limited

Scope

The financial report and directors’  responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors’ declaration for ChemGenex Pharmaceuticals Limited (the company) and the consolidated entity, for the year ended 30 June 2005.  The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company and the consolidated entity, and that complies with Accounting Standards in Australia, in accordance with the Corporations Act 2001.  This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit of the financial report in order to express an opinion to the members of the company.  Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement.  The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence.  Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company’s and the consolidated entity’s financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

•                  examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report; and

•                  assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management’s internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

Independence

We are independent of the company and the consolidated entity and have met the independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.  We have given to the directors of the company a written Auditor’s Independence Declaration a copy of which is referred to in the Directors’ Report. In addition to our audit of the financial report, we were engaged to undertake the services disclosed in the notes to the financial statements.  The provision of these services has not impaired our independence.

Audit opinion

In our opinion, the financial report of ChemGenex Pharmaceuticals Limited is in accordance with:

(a)                                 the Corporations Act 2001, including:

(i)            giving a true and fair view of the financial position of ChemGenex Pharmaceuticals Limited and the consolidated entity at 30June 2005 and of their performance for the year ended on that date; and

(ii)           complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b)                                other mandatory financial reporting requirements in Australia.

Ernst & Young

D R McGregor
Partner
Melbourne

Date: September 23, 2005

ASX Additional Information

Additional information required by the Australian Stock Exchange Ltd and not shown elsewhere in this report is as follows.  The information is current as at September 23, 2005.

(a)          Distribution of equity securities

The number of shareholders, by size of holding, in each class of share are:

			Ordinary shares		Options Expiring 12 March 2010
			Number of holders	Number of shares	Number of holders	Number of option
1	–	1,000	2,338	667,884	486	191,256
1,001	–	5,000	910	2,468,708	237	578,954
5,001	–	10,000	266	2,221,527	72	562,825
10,001	–	100,000	314	10,572,423	121	4,223,094
100,001	and over		71	98,867,074	19	16,602,397
			3,899	114,797,074	935	22,158,526
The number of shareholders holding less than a marketable parcel of shares are:			2,180	510,763	649	479,195

(b)          Twenty largest shareholders

The names of the twenty largest holders of quoted shares are:

		Listed ordinary shares
		Number of shares	Percentage of ordinary shares
1	Charter Pacific Corporation Limited	23,510,087	20.5%
2	Dennis M. Brown	14,398,297	12.5%
3	Queensland Investment Corporation	10,574,416	9.2%
4	Merck Sante	9,793.750	8.5%
5	Elan International Services Ltd	7,000,000	6.1%
6	Toibb Investment LLC	4,436,780	3.9%
7	National Nominees Limited	2,639,467	2.3%
8	Crestview Capital master LLC	2,271,111	2.0%
9	Citicorp Nominees Pty Limited	2,225,527	1.9%
10	GMCG LLC	1,400,985	1.2%
11	ANZ Nominees Limited	1,274,436	1.1%
12	Harry Pedersen	1,203,377	1.0%
13	HLTFFT LLC	1,005,378	0.9%
14	HLTGT LLC	972,804	0.8%
15	Tina Herbert	760,027	0.7%
16	Shawnya Michaels	760,027	0.7%
17	Bell Potter Nominees Ltd	748,047	0.7%
18	Beneficial Insurance Company Limited	628,111	0.6%
19	HSBC Custody Nominees (Australia) Limited	608,664	0.5%
20	Harriet S. Brown	591,132	0.5%
		86,802,423	75.6%

(c)          Twenty largest option holders

The names of the twenty largest holders of quoted options are:

		Listed ordinary shares
		Number of shares	Percentage of ordinary shares
1	Charter Pacific Corporation Limited	7,399,324	33.4%
2	Merck Sante	4,439,308	20.0%
3	Jezdon Pty Ltd	875,344	3.9%
4	Malong Pty Ltd	700,000	3.2%
5	Jagen Nominees Pty Ltd	679,964	3.1%
6	Congregation Lubavitch	560,599	2.5%
7	Dr Malcolm White	300,000	1.3%
8	Mrs Mary O’Sullivan	246,660	1.1%
9	Bell Potter Nominees Ltd	227,159	1.0%
10	Groundwork Pty Ltd	200,000	0.9%
11	HSBC Custody Nominees (Australia) Limited	167,871	0.8%
12	Victorian Mining Associates Pty Ltd	150,000	0.7%
13	Colluceo March Nominees Pty Ltd	143,837	0.7%
14	JPS Investments Pty Ltd	138,029	0.6%
15	Queensland Investment Corporation	134,302	0.6%
16	Mr Nathan Goldschmidt	120,000	0.5%
17	Jewish Family Community Centre Inc.	120,000	0.5%
18	Mr Keith John Amor	100,000	0.5%
19	Irvay Nominees Pty Ltd	100,000	0.5%
20	John Cook Super Fund	100,000	0.5%
		16,902,397	76.3%

(d)          Substantial shareholders

The names of substantial shareholders who have notified the Company in accordance with section 671B of the Corporations Act 2001 are:

Number of shares
Charter Pacific Corporation Limited	23,510,087
Dennis M. Brown	14,398,297
Queensland Investment Corporation	10,574,416
Merck Sante	9,793,750
Elan International Services Ltd	7,000,000
Toibb Investment LLC and associates	6,454,962

(e)          Voting rights

All ordinary shares (whether fully paid or not) carry one vote per share without restriction.